Exhibit 99.1

StoneCo Announces Additional Board Changes

Georgetown, Cayman Islands, April 26, 2022 -- StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial services and software solutions for merchants in Brazil, today announced additional board changes to support the next stage of the Company’s growth.

The StoneCo Board has approved the appointment of two new Directors, Mauricio Luchetti and Patricia Verderesi. Mr. Luchetti has been a member of the Board of Directors of several companies and has extensive experience with People and Management. Mrs. Verderesi has over 30 years’ experience in the financial markets, with strong focus on risk management.

At the same time, Mateus Scherer Schwening has agreed to retire from the Stone Board and was appointed VP of Finance at StoneCo Group.

The appointments of Mr. Luchetti and Mrs. Verderesi as well as the resignation of Mr. Schwening and his appointment as VP of Finance are effective immediately.

New Board of Directors Composition

As a result of these changes, StoneCo Board of Directors will now be composed of ten Directors, nine of whom are independent:

•	André Street – Chairman

•	Conrado Engel* – Vice-Chairman

•	Roberto Moses Thompson Motta*

•	Sílvio José Morais*

•	Luciana Aguiar*

•	Pedro Franceschi*

•	Diego Fresco Gutierrez*

•	Pedro Zinner*

•	Mauricio Luchetti*

•	Patricia Verderesi*

* Independent Board Members

About Our New Board of Directors Appointments

Mauricio Luchetti is an independent member of the YDUQS Board of Directors where he coordinates the People and Governance Committee and a member of the Monitoring and Performance Committee. He is also an independent member of the Board of Directors of Agrogalaxy, where he coordinates the People Committee and participates in the Audit Committee. Mr. Luchetti is also an independent member of the Board of Directors of Construtora Tenda and coordinates the People Committee. He was an independent member of the Board of Directors of other publicly held Companies such as JBS, Taesa Energia, Tempo Assist, Mangels and Nutriplant. From 1985 to 2003, he was part of the beverage company Brahma/Ambev where he occupied several positions as Director of People and Management and Regional Director of Operations. From 2003 to 2006, he worked at the Votorantim Group where he served as Corporate Director at Holding VPAR and as COO at Votorantim Cimentos. He has also been a partner at Galicia Investimentos since 2007. Mr. Luchetti holds a bachelor’s degree in Business Administration from PUC-RJ and post-graduate in Finance and Human Resources at PUC-RJ.

Patricia Verderesi has 30 years of experience in the financial markets, primarily in senior risk management, control and governance positions. She was a Managing Director at J.P. Morgan over the last 10 years with regional functions and Chief Risk Officer “CRO” for Brazil. She has also worked at Citigroup and Banco Safra in business, derivatives, credit and structured finance positions. Currently, she is an independent member of Credit Suisse Brazil’s board and chairman of Raizen’s Audit Committee. Mrs. Verderesi has a bachelor degree in business administration from PUC São Paulo, with a finance MBA from Wharton Business School.

About StoneCo

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co